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Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701 5135 fax deanna.kirkpatrick@davispolk.com

VIA EDGAR

June 22, 2017

Re:	DXC Technology Company

Registration Statement on Form S-4

Filed June 1, 2017

File No. 333-218394

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Panos:

On behalf of DXC Technology Company (the “Company”), we are writing this letter to respond to the comment letter (the “Comment Letter”) of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated June 7, 2017 with respect to the Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company on June 1, 2017. This letter contains the Company’s response to the Comment Letter. For your convenience, each comment is set forth below, followed by the Company’s response.

In addition, the Company has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 1 to the Registration Statement (the “Amendment”). For your convenience, three copies of the Amendment are enclosed.

Form S-4 Cover Page

1.	Please briefly advise us under which subsection of Rule 457 the filing fee was calculated.

In response to the Staff’s comment, the Company advises that the filing fee was calculated under subsection (o) of Rule 457. The Company has revised the cover page of the Registration Statement to include a reference to this subsection.

Conditions to the Exchange Offer, page 42

Mr. Nicholas P. Panos Senior Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission	2	June 22, 2017

2.	The offer conditions appear eligible to be asserted up until the time the exchange offer is consummated, which implies that offer conditions may be asserted or waived following offer expiration. Please revise to clarify that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals necessary to consummate the offer, must be satisfied or waived at or prior to the expiration of the offer.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement to clarify that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals necessary to consummate the offer, must be satisfied or waived at or prior to the expiration of the offer. See, for example, page 43 of the Registration Statement.

Miscellaneous, page 47

3.	We noticed several representations in this section that DXC’s determinations will be “final and binding.” Please revise to expressly indicate that security holders may challenge any such determinations in a court of competent jurisdiction.

In response to the Staff’s comment, the disclosure on page 47 of the Registration Statement and on page 13 of the Letter of Transmittal has been revised.

Exhibit 99.1 | Letter of Transmittal

4.	The letter of transmittal appears to be the exclusive means by which security holders may tender their securities and participate in the exchange offer. The disclosure at page six, however, asks each security holder to implicitly acknowledge that by executing the letter of transmittal, each also is representing and warranting that he or she has “received and reviewed the Prospectus.” Please advise us of the purpose of the cited language. Alternatively, please delete such language as it is open to interpretation and may reasonably be viewed as an attempt to limit DXC’s liability in a way that is tantamount to a waiver.

In response to the Staff’s comment, the disclosure on page 7 of the Letter of Transmittal that requests a holder to represent and warrant that he or she has “received and reviewed the Prospectus” has been deleted.

*         *         *

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4135 with any questions you may have with respect to the foregoing.

Very truly yours, /s/ Deanna L. Kirkpatrick
Deanna L. Kirkpatrick

Encl.
cc:	William L. Deckelman, Jr., Executive Vice President, General Counsel and Secretary